Mayer Brown LLP
71 South Wacker Drive
Chicago, Illinois 60606-4637
April 7, 2016
Main Tel +1 312 782 0600
Main Fax +1 312 701 7711
www.mayerbrown.com

Michelle Stasny

Special Counsel

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Nissan Auto Leasing LLC II
Nissan-Infiniti LT
Registration Statement on Form SF-3
File Nos. 333-209768 and 333-209768-01

Dear Ms. Stasny:

On behalf of Nissan Auto Leasing LLC II (the “Depositor”), and in response to the letter (the “Comment Letter”) dated March 22, 2016 with respect to the above-captioned Registration Statement on Form SF-3 (the “Registration Statement”) from the staff of the Securities and Exchange Commission (the “Staff”) to the Depositor, the Depositor is submitting herewith, electronically via EDGAR, Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) on Form SF-3. For your convenience, we are delivering to you via email a copy of this letter, together with a copy of Amendment No. 1 that has been marked to show the changes from the Registration Statement as filed on February 26, 2016, as well as a clean copy of Amendment No. 1 and the exhibits filed therewith.

The Depositor’s responses to the Comment Letter are set forth below. For ease of reference, the Staff’s comments have been repeated below in bold. Please note that the page references in our responses below refer to the marked copy of Amendment No. 1. Unless otherwise noted, “we,” “us” and similar terms refer to the Depositor, in its capacity as the registrant and the depositor under Regulation AB.

General

1.	Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3.

Response

We confirm that, as required by General Instruction I.A.2. of Form SF-3, the Depositor and each issuing entity previously established, directly or indirectly, by the Depositor or any affiliate of the depositor has filed all material required to be filed pursuant to Section 13 or 15(d) of the Exchange Act during the last twelve months with respect to asset-backed securities involving the same asset class. Exhibit A attached hereto lists the affiliates of the Depositor, together with the related CIK code, which have offered a class of asset-backed securities involving the same asset class as this offering in a registered offering.

2.	Please file the remainder of your required exhibits with your next amendment. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for our review.

Response

We have filed with the Amended Registration Statement Exhibits 5.1 and 8.1, which are the remaining exhibits that we intend to file by pre-effective amendment.

Form of Prospectus

Important Notice About Information Presented in this Prospectus, page iii

3.	Please revise to explicitly incorporate the appendices into the prospectus.

Response

We have revised the disclosure on page iii of the prospectus to explicitly incorporate the appendices into the prospectus and the registration statement.

4.	We note your statement that you do not assume any responsibility to update, review, or revise any forward-looking statement. This disclaimer does not appear to be consistent with your disclosure obligations. Please revise to clarify that you will update this information to the extent required by law.

Response

We have revised the disclosure on page iii of the prospectus to clarify that we will update any forward-looking statements to the extent required by law.

5.	We are unable to locate a number of sections you cross-reference throughout your prospectus. For example, on pages 5, 6, 39, 57 and 61 you refer investors to sections titled “The Sponsor - Loan and Lease Underwriting Procedures” or “Nissan Motor Acceptance Corporation – Loan and Lease Underwriting Procedures” and on pages 39, 123 and 142 you refer investors to a section titled “The Leases – Characteristics of the Leases – Representations, Warranties and Covenants,” but these sections do not exist in the prospectus. Please revise these and all other cross-references throughout your prospectus as necessary to aid investors in locating disclosure.

Response

We have revised and corrected the cross-references throughout the prospectus as necessary to enable investors to locate relevant disclosure referenced within the prospectus.

Summary

Offered Notes, page 2

6.	We note your bracketed disclosure that the offered notes “may” consist of the enumerated classes of notes. Please revise your disclosure here and throughout your prospectus as necessary to describe the actual notes being offered under the prospectus. Refer to Section V.D.1. of the Regulation AB II Adopting Release and General Instruction IV of Form SF-3.

Response

In asset backed securities transactions, it is not uncommon that a class of notes with a specified principal balance may be offered to investors, but that the allocation of principal balances as between a fixed rate sub-class and the floating rate sub-class may not be determinable until the time of pricing, based upon the relative investor demand for such sub-classes. This is the case with respect to the Class A-2 notes (and the Class A-2a and Class A-2b sub-classes thereof) described in the form prospectus. We refer to such a class of notes as a “split class with an unknown allocation” and, in such transactions it is market practice that the related disclosure inform investors prior to making their investment decision that there is a split class with an unknown allocation. In the event that the investor demand for a particular sub-class (either fixed or floating) is de minimis or nonexistent, all of the principal balance of that class will be allocated to the sub-class for which there is investor demand and no notes of the other sub-class will be issued.

The language indicating that the offered notes “may” consist of the enumerated classes of notes was intended to reflect the possibility that either the Class A-2a notes or the A-2b notes may or may not be issued, depending on investor demand in a particular shelf offering. However, to clarify the disclosure, we have revised the language on page 2 of the prospectus to indicate that the enumerated classes of notes will be issued, but one of those classes (the Class A-2 notes) may consist of two sub-classes. In addition, the language on page 2 of the prospectus describes for investors the possible allocations of principal between the two sub-classes, including the possibility that one sub-class of notes may not be issued altogether. When taken as a whole, we believe the disclosure is sufficient for investors to understand what notes will be issued and in what circumstances one of the two sub-classes may not be issued.

Representations and Warranties, page 7

7.

We note your disclosure that NMAC’s obligation to repurchase or reallocate a lease and leased vehicle will constitute the sole remedy available to the noteholders or the issuing entity for any uncured breach of representations and warranties. This statement appears to be inconsistent with your disclosure in the following paragraph, and elsewhere throughout your prospectus, about the ability of the issuing entity, trustees, and investors to initiate dispute resolution proceedings where a repurchase or reallocation request has not been resolved. Please revise here and throughout your prospectus and transaction documents as necessary to provide consistent disclosure.

Response

We have revised the disclosure on page 7 of the prospectus to make clear that, if any request that the servicer repurchase an asset due to breach of an Eligibility Representation is not resolved to the reasonable satisfaction of the relevant transaction party or investor making the request, the related requesting party will also be able to initiate dispute resolution proceedings.

Risk Factors

Potential rating agency conflict of interest and regulatory scrutiny, page 19

8.	We note your statement that “the hired NRSROs have been and may continue to be under scrutiny by federal and state legislative and regulatory bodies for their roles in the recent financial crisis and such scrutiny and any actions such legislative and regulatory bodies may take as a result thereof may also have an adverse effect on the price that a subsequent purchaser would be willing to pay for the notes and your ability to resell your notes.” Item 503(c) of Regulation S-K specifies that risk factors should be limited to the most significant factors that make the offering speculative or risky and that the issuer must describe how each risk affects the issuer or the securities being offered. If you believe that scrutiny by regulators of a rating agency hired by you is a significant risk that makes your offering speculative or risky, please revise to describe in greater detail the reasons why such scrutiny would impact the value of your notes. Furthermore, please revise your subheading to reflect the risk that you describe.

Response

We have revised the risk factor on page 19 of the prospectus to describe why potential scrutiny of, and legislative or regulatory action affecting, the nationally recognized statistical rating organizations may impact the value of the notes. We have also revised the related subheading of such risk factor to more accurately describe the risk covered thereby.

The Sponsor

Lease Underwriting Procedures, page 43

9.

We note your disclosure on page 44 that an application “may be forwarded for review by an NMAC credit analyst because, for example, one or more credit-related criteria are not within certain guidance levels” and that certain applications are forwarded to NMAC credit analysts with higher approval authority for review. We also note your disclosure on page 61 under the heading “The Leases –

Characteristics of the Leases – Pool Underwriting” which states that “NMAC does not consider any of the leases in the statistical pool to constitute exceptions to NMAC’s written underwriting guidelines.” However, the adopting release for Item 1111(a)(8) notes that “where originators may approve loans at a variety of levels, the loans underwritten at an incrementally higher level of approval are evaluated based on judgmental underwriting decisions, the criteria for the first level of underwriting should be disclosed, and loans that are included in the pool despite not meeting the criteria for this first level of underwriting criteria should be disclosed under Item 1111(a)(8).” See Issuer Review of Assets in Offerings of Asset-Backed Securities, Release No. 33-9176 (Jan. 20, 2011). Based on your disclosure, it appears that the applications reviewed through a manual process by a credit analyst should still be disclosed as exception applications under Item 1111(a)(8). Please revise, here and throughout the prospectus as necessary, or advise.

Response

As described on page 46 of the prospectus, NMAC does approve lessees at incrementally higher levels of approval authority depending on various credit-related criteria. NMAC does not consider any of the leases it originates to be “exceptions” to its underwriting criteria because all of the leases NMAC originates are within its underwriting guidelines (although it may require higher approval authority to originate certain leases). Consistent with the requirement of the adopting release for Item 1111(a)(8), on page 63 of the prospectus, we disclose the portion of the securitized pool that was originated despite not meeting the first, auto-approval level of underwriting. To clarify the relationship between the leases in the securitized pool and NMAC’s general underwriting policy, we have revised the disclosure on page 46 of the prospectus to describe more clearly NMAC’s underwriting policy, including that NMAC does not consider any leases it originates to be exceptions.

Determination of Residual Values, page 44

10.	Please confirm that the residual value of the vehicles underlying the leases does not constitute 65% or more, as measured by dollar volume, of the securitized pool balance as of the closing date. See Item 1101(c)(2)(v)(A) of Regulation AB.

Response

We confirm that the residual value of the vehicles underlying the leases for each offering of asset-backed securities from the Registration Statement will not constitute 65% or more, as measured by dollar volume, of the related securitized pool balance as of the related closing date.

11.	Please revise your prospectus as necessary to include statistical information regarding estimated residual values for the pool assets. See Item 1111(d)(2)(vi) of Regulation AB.

Response

Page 64 of the prospectus sets forth certain statistical information regarding the estimated residual values for the pool assets. Specifically, the table on page 64 sets forth the average, minimum and maximum for each of the following residual value measurements: base residual value, discounted base residual value as a percentage of MSRP and base residual value as a percentage of MSRP. This disclosure format is consistent with what we have included in prior shelf offerings.

Credit Risk Retention, page 49

12.	We note your bracketed disclosure here and elsewhere throughout your prospectus that you will include the risk retention disclosure for offerings “after” December 24, 2016. Please revise to state that this disclosure will be included, and confirm that you will comply with the risk retention requirements, for all offerings “on or after” December 24, 2016. Refer to the Credit Risk Retention Adopting Release (Release No. 34-73407) (the “Credit Risk Retention Adopting Release”) (stating that compliance with the rule is required “beginning” December 24, 2016).

Response

We have revised the prospectus on pages 10 and 51 to state that the risk retention disclosure will be included for all offerings “on or after” December 24, 2016, and we confirm that we will comply with the risk retention requirements for all offerings on or after such date.

13.	We note that you have included cross references to the “The Notes” and “The Certificates” sections of the prospectus for a description of the material terms of the notes and certificates as required for the retained vertical interest option. Please revise your disclosure to include a description of the material terms of the issuing entity’s notes and certificates. If you choose to provide a cross-reference in this section to disclosure elsewhere in the document instead, the cross-reference should not refer to the entirety of the disclosure about the terms of the notes and certificates. We believe it would be acceptable to include a reference in this section to specific summary disclosure about, for example, the priority of payments and allocation of losses for the transaction if the referenced summary disclosure clearly indicates the retained ABS interest meets the risk retention requirements for an eligible vertical interest or an eligible horizontal residual interest. Refer to Rules 4(c)(1)(i)(B) and 4(c)(2)(i)(C) of Regulation RR (17 CFR Part 246).

Response

Please see our response to comment 14.

14.	Please also revise your disclosure beginning on page 50 about the retained horizontal interest option to provide a similar description of the issuing entity’s certificates. Alternatively, you may also provide cross-references in accordance with the discussion in comment 13, above. Refer to Rule 4(c)(1)(i)(B) of Regulation RR (17 CFR Part 246).

Response

With respect to comments 13 and 14, we have revised disclosure on pages 52 and 56 of the prospectus to provide cross-references to specific sections of the disclosure describing the calculation of principal and interest, priority of payments, and events of default and remedies with respect to the notes. We have also revised the disclosure on page 52 of the prospectus to include a description of the material terms of the certificates, including a description of the provisions that allow the certificates to satisfy the risk retention requirements for an eligible horizontal interest.

The Asset Representations Reviewer, page 56

15.	We note your disclosure that the asset representations reviewer will be responsible for reviewing Subject Leases for compliance with representations and warranties made by the sponsor and the depositor. We are unable, however, to locate a description of the representations and warranties made by the sponsor and depositor. Please revise your prospectus and transaction documents as necessary to provide a description of the representations and warranties made by the sponsor and depositor and state whether those representations and warranties will be assigned to the issuing entity for the benefit of investors. See Item 1111(e)(1) of Regulation AB.

Response

We have revised the disclosure on page 59 of the prospectus to state that the asset representations reviewer will review the Subject Leases for compliance with the “Eligibility Representations,” in order to connect the disclosure more clearly to the description of the representations and warranties made with respect to the leases, which are described on page 120 of the prospectus. We have also revised the disclosure on page 120 of the prospectus to make more clear that those Eligibility Representations are made directly to the issuing entity in the servicing agreement, and will be pledged to the indenture trustee for the benefit of the noteholders as security for the notes.

16.	We also note that this disclosure appears to be inconsistent with your disclosure in the section titled “Description of the Servicing Agreement – Asset Representations Review” beginning on page 117 that the asset representations reviewer will review leases for compliance with the Eligibility Representations, which you define on the same page as representations and warranties made by “NMAC, pursuant to the servicing agreement.” Please revise, here and throughout the prospectus and transaction documents as necessary, to clarify whether NMAC will be making representations and warranties in its capacity as sponsor or servicer (or both) and to clarify the representations and warranties the asset representations reviewer will be responsible for using in its review of the leases and leased vehicles for compliance with such representations and warranties. See Item 1111(e)(1) of Regulation AB and General Instruction I.B.1(b)(C) of Form SF-3.

Response

We have revised the disclosure on page 59 of the prospectus to make clear that NMAC makes the “Eligibility Representations” in its capacity as servicer under the servicing agreement. The disclosure on page 120 of the prospectus, which states that the asset representations reviewer will be responsible for reviewing the assets for compliance with the “Eligibility Representations,” now makes more clear which representations and warranties the asset representations reviewer will be responsible for using in its review.

17.	Please revise your disclosure to state that, when the asset representations reviewer resigns, is removed or is substituted, such information will be provided to investors in a timely Form 10-D filing. Refer to Item 1121(d)(2) of Regulation AB.

Response

We have revised the disclosure on page 58 to state that when the asset representations reviewer resigns, is removed or is substituted, such information will be provided to investors in the Form 10-D filing relating to the Collection Period in which such resignation, removal or substitution took place.

The Leases

Characteristics of the Leases, page 60

18.	We note that leases eligible for selection for the asset pool must not be more than 29 days past due as of the cutoff date. We also note your disclosure on page 69 that a lease is considered delinquent if 5% or more of the scheduled monthly payment is past due. It appears, therefore, that the asset pool may include delinquent leases. Please confirm that delinquent assets do not constitute 20% or more, as measured by dollar volume, of the asset pool as of the closing date. See General Instruction I.B.1(e) of Form SF-3.

Response

We confirm that, with respect to each offering of asset-backed securities from the Registration Statement, delinquent assets will not constitute 20% or more, as measured by dollar volume, of the related asset pool as of the related closing date.

Review of Pool Assets, page 66

19.	We note your statement on page 67 that third parties will assist in the review of the contracts. Please confirm that, if you or an underwriter obtain a due diligence report from a third-party provider, you or the underwriter, as applicable, will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report you or the underwriter have obtained. See Section II.H.1 of the Nationally Recognized Statistical Rating Organizations Adopting Release (Release No. 34-72936) (Aug. 27, 2014).

Response

We confirm that, if we or an underwriter obtain a due diligence report from a third-party provider, we or the underwriter will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering, making publicly available the findings and conclusions of any third-party due diligence report we or the underwriter have obtained.

Distributions on the Notes – Fees and Expenses, page 101

20.	It appears that your table of fees and expenses may be missing footnotes, or that the footnotes may be numbered incorrectly. Please revise.

Response

We have corrected the numbering of the footnotes in the table of fees and expenses on page 105 of the prospectus.

Description of the Servicing Agreement

Representations and Warranties; Remedies, page 117

21.	We note that you have included the description of the “Eligibility Representations” made by NMAC pursuant to the Servicing Agreement in brackets. Please revise to remove these brackets or tell us why the Eligibility Representations are subject to change. See Item 1111(e)(1) of Regulation AB.

Response

We have revised the description of the Eligibility Representations on page 120 of the prospectus to more accurately describe the representations made by the servicer with respect to the pool assets and to remove the brackets around such description.

Asset Representations Review, page 117

22.	We note that the asset representations reviewer will be responsible for “performing a review of certain leases [and leased vehicles] for compliance with the Eligibility Representations...” We also note that your disclosure in the immediately preceding section titled “Representations and Warranties; Remedies” states that the Eligibility Representations are made “with respect to each lease and related leased vehicle.” It is unclear, therefore, why you have included “and leased vehicles” in brackets in the Asset Representations Review section. Please revise or advise. Refer to Section V.B.3(a)(2)(c)(ii) of Asset-Backed Securities Disclosure and Registration, SEC Release No. 33-9638 (Sept. 24, 2014) (the “2014 Regulation AB II Adopting Release”) (stating that, “a review must be conducted of all assets... for compliance with the related representations and warranties...”).

Response

The Eligibility Representations pertain to certain aspects of the leases, including certain characteristics of the related leased vehicles. While the asset representations reviewer will be responsible for testing compliance with the Eligibility Representations, we do not expect that the asset representations reviewer will “review” the leased vehicles themselves in connection with its asset review. Rather, we expect that the asset representations reviewer will test compliance of vehicle-related representations with respect to the leases by referring to other materials in the sponsor’s or the servicer’s possession, such as the original lease contract, the servicer’s records, the VIN of the related vehicle and related title documents. As such, we have revised the disclosure on page 120 of the prospectus to remove the reference to the asset representations reviewer reviewing the leased vehicles themselves.

23.	We note your disclosure that, in order for the asset review conditions to be satisfied, the Delinquency Percentage must have exceed the Delinquency Trigger and “noteholders” must have voted to direct a review of the Subject Leases. We also note your disclosure on page 80 under the heading “The Notes – Book-Entry Registration” that “[n]oteholders will not be recognized by the indenture trustee as noteholders” and will only be able to exercise their rights as holders of the notes through DTC and its participants, as well as the disclosure in your risk factor on pages 29-30 titled “Because the notes are in book-entry form, your rights can only be exercised indirectly.” Please revise your prospectus and transaction documents where necessary to clarify that, for the purposes of the asset-representations review and dispute resolution shelf-eligibility requirements under General Instruction I.B.1(b) and (c) of Form SF-3, a “noteholder” is the beneficial owner of the note, rather than DTC or its nominee.

Response

We have revised the disclosure on page 120 of the prospectus to state that “investors” (which, as defined on page 86 of the prospectus, includes beneficial owners of book-entry notes), rather than “noteholders” (i.e., DTC or its nominee), will have the right to vote to direct an asset review. The disclosure throughout the prospectus on pages 86, 120 and 123 of the prospectus makes clear that “investors” have the right to take advantage of the asset representations review, dispute resolution and investor communication provisions under the General Instructions to Form SF-3.

Delinquency Trigger, page 118

24.	We note that your calculation of the Delinquency Percentage may not include the value of Matured Vehicles and Defaulted Vehicles. Please revise to also state whether the calculation will exclude the value of Liquidated Leases, which is defined on page 124 as a lease that is terminated and charged off by the servicer prior to its maturity date.

Response

As noted on page 95 of the prospectus, “Defaulted Vehicles” are leased vehicles returned to, or repossessed by, the servicer in connection with a Credit Termination, and as noted on page 60 of the prospectus, a “Credit Termination” is a termination of the lease prior to its maturity date following a lessee default under the lease. Thus, we believe the exclusion from the Delinquency Percentage of “leases related to . . . Defaulted Vehicles” (i.e., leases that were terminated prior to their maturity date following a lessee default) is effectively the same as excluding “Liquidated Leases” (i.e., leases that are terminated and charged off following a default). However, we have revised the disclosure on page 121 of the prospectus to clarify that the Delinquency Percentage calculation will exclude the value of Liquidated Leases.

Asset Review Voting, page 118

25.	We note that the Payment Date Certificate delivered by the servicer on each determination date will disclose whether the Delinquency Trigger has occurred and that investors may initiate a vote to determine whether the asset representations reviewer should conduct a review by providing written notice to the indenture trustee within 90 days after the filing of the Form 10-D disclosing the occurrence of the Delinquency Trigger. On page 98 of your form of prospectus, you state that the Payment Date Certificate will be delivered by the servicer to the indenture trustee, the owner trustee and each paying agent, if any. It is unclear from your disclosure when the occurrence of the Delinquency Trigger will be included in the Form 10-D to provide investors with notice of such event or if, alternatively, the investors will be notified of such event in another way. Please revise your prospectus disclosure and transaction documents where necessary to clarify how the investors will be notified of the occurrence of the Delinquency Trigger. If investors will be notified by the filing of a Form 10-D, please also revise to clarify which party will be responsible for including the occurrence of the Delinquency Trigger in the Form 10-D.

Response

We have revised the disclosure on page 121 of the prospectus to clarify that the Payment Date Certificate disclosing the occurrence of a Delinquency Trigger will be filed by the depositor as an exhibit to the Form 10-D with respect to the related Collection Period.

26.	Please revise to clarify that notes held by the sponsor or servicer, or any affiliates thereof, are not included in the calculation for determining whether 5% of investors have elected to initiate a vote. Refer to Section V.B.3(a)(2)(c)(i)(b) of Regulation AB II Adopting Release (stating “the maximum percentage of investors’ interest in the pool required to initiate a vote may not be greater than 5% of the total investors’ interest in the pool (i.e., interests that are not held by affiliates of the sponsor or servicer)”).

Response

We have revised the disclosure on page 121 to clarify that notes held by the sponsor or servicer, or any affiliates thereof, are not included in the calculation for determining whether 5% of investors have elected to initiate a vote.

Fees and Expenses for Asset Review, page 119

27.

We note your disclosure here that the asset representations reviewer will paid a fee by the servicer in accordance with the asset representations review agreement. Your disclosure on page 57 under the heading “The Asset Representations Reviewer,” however, states that the fees and expenses of the asset representations reviewer will be paid by the sponsor. Please revise through as necessary to provide consistent disclosure and clarify whether NMAC will be responsible for the asset representations review fees, expenses, and indemnities in its capacity as servicer or sponsor.

Response

We have revised the disclosure on page 122 of the prospectus to clarify that NMAC, in its capacity as sponsor, will be responsible for the asset representations reviewer fees, expenses and indemnities.

Asset Review, page 119

28.	We note your disclosure that if a Subject Lease was included in a prior Asset Review, the asset representations reviewer will not conduct additional tests on the lease. To the extent an asset representations review was conducted previously with respect to a Subject Lease, we do not object if such lease is not included in any further asset representations reviews, unless either such lease is the subject of a representation or warranty as of a date after the completion of the prior asset representations review or the asset representations reviewer has reason to believe that a prior asset representations review was conducted in a manner that would not have ascertained compliance with a specific representation or warranty. In the absence of such limitations, we believe this is not a permissible limit on the scope of the asset representations review under General Instruction I.B.1(b) of Form SF-3. Please revise. See also Section V.B.3(a)(2)(c)(i)(b) of the Regulation AB II Adopting Release. Please also revise your transaction documents where appropriate.

Response

Our transaction documents provide only for Eligibility Representations made with respect to the assets as of the related cut-off date or closing date; there are no circumstances under which a lease could be the subject of an Eligibility Representation that speaks as of a later date. However, we have revised the disclosure on page 122 to provide that, if a Subject Lease was included in a prior Asset Review, the asset representations reviewer will only conduct additional tests on that Subject Lease if the asset representations reviewer has reason to believe that the prior Asset Review with respect to such Subject Lease was conducted in a manner that would not have ascertained compliance with one or more Eligibility Representations.

Appendix A

29.	Please delete your reference on page A-55 and elsewhere throughout your prospectus to “prospectus supplement.” Refer to Section V.D.1. of the Regulation AB II Adopting Release and General Instruction IV of Form SF-3.

Response

We have revised the disclosure on pages A-55 through A-69 to delete the references to “prospectus supplement.”

Back Cover

Underwriters

30.	We note your disclosure that the prospectus delivery obligation generally may be satisfied through the filing of the prospectus with the Securities and Exchange Commission. However, access equals delivery is only permitted for a final prospectus and not a preliminary prospectus. Please revise your disclosure to clarify that filing with the Securities and Exchange Commission will not satisfy the delivery obligation for the preliminary prospectus. Refer to Section V.C . of the Regulation AB II Adopting Release.

Response

We have revised the language on the back cover of the prospectus to clarify that the filing of the prospectus with the Commission will only satisfy the prospectus delivery with respect to a final prospectus.

Part II Information Not Required in Prospectus

Item 15. Undertakings

31.	Issuers of asset-backed securities are no longer eligible to omit prospectus information in a registration statement in reliance on Securities Act Rule 430B, but instead must meet the requirements of Securities Act Rule 430D. As such, please revise your undertakings to remove the undertaking relating to reliance on Rule 430B. See Section V.B.1(a)(3)(b) of the Regulation AB II Adopting Release.

Response

We have revised Item 15 of Part II of the Amended Registration Statement to remove any undertakings relating to reliance on Rule 430B.

If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned at (312) 701-7776, Louis Shansky, at (212) 506-2170 or the Depositor’s in-house counsel, David M. Lundeen, at (615) 725-1664. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Angela M. Ulum Angela M. Ulum

cc:	Mark Kaczynski
David M. Lundeen

EXHIBIT A

List of Affiliates and CIK Codes

Affiliate	CIK Code
Nissan Auto Lease Trust 2003-A	0001244835
Nissan Auto Lease Trust 2004-A	0001300197
Nissan Auto Lease Trust 2005-A	0001337010
Nissan Auto Lease Trust 2006-A	0001380872
Nissan Auto Lease Trust 2007-A	0001405601
Nissan Auto Lease Trust 2008-A	0001429202
Nissan Auto Lease Trust 2009-A	0001464434
Nissan Auto Lease Trust 2009-B	0001470862
Nissan Auto Lease Trust 2010-A	0001491323
Nissan Auto Lease Trust 2010-B	0001503467
Nissan Auto Lease Trust 2011-A	0001524759
Nissan Auto Lease Trust 2011-B	0001528913
Nissan Auto Lease Trust 2012-A	0001543184
Nissan Auto Lease Trust 2012-B	0001559166
Nissan Auto Lease Trust 2013-A	0001576262
Nissan Auto Lease Trust 2013-B	0001588656
Nissan Auto Lease Trust 2014-A	0001609434
Nissan Auto Lease Trust 2014-B	0001621364
Nissan Auto Lease Trust 2015-A	0001643660
Nissan Auto Lease Trust 2015-B	0001656742